

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2011

Via E-mail
Ronald L. Farnsworth
Executive Vice President and Chief Financial Officer
Umpqua Holdings Corporation
One SW Columbia Street, Suite 1200
Portland, Oregon 97258

> **Re:** **Umpqua Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 17, 2011**
> **Form 10-Q for the Quarter Ended March 31,2011**
> **Filed May 5, 2011**
> **File No. 001-34624**

Dear Mr. Farnsworth:

We have reviewed your supplemental response filed on May 20, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Non-Covered Restructured Loans by Type and Region, page 71

1.	We note from your response to comments one and three of our letter dated April 27, 2011 that at the time of the modification some of your troubled debt restructurings (TDRs) are on nonaccrual status and some remain on accrual. Please tell us and revise future filings to disclose the following related to your TDRs:

	• The key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest. Specifically discuss how you consider any missed payments under the original loan terms, new revised loan terms, and the number of concessions made in your accrual determination.;

	• Discuss how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms;

	• The key factors you consider on an ongoing basis to assess whether accrual of interest continues to be appropriate;

	• Tell us if the information provided in response to the first three bullet points above and your current TDR Guidelines for CRE Loans is different than your policy for loan modifications in 2008 and 2009;

	• For collateral-dependent loans disclose if you obtain an appraisal of the collateral at the time you modify the loan. If you did not obtain an appraisal, please tell us in detail the reasons for not obtaining one and disclose how you measured impairment for these loans; and

	• For any TDR that is on accrual status as of the modification date where you have charged off a portion of the loan, the amount of the charge-off and how the charged-off portion is factored into your assessment that accrual of interest is appropriate.

2.	Please tell us whether you have any loan modifications not accounted for as TDRs as of December 31, 2010 and the latest interim period presented. If so, please tell us and revise your future filings to disclose the following for these loan modifications:

	• The amount of loan modifications that do not meet the definition of a TDR as of December 31, 2010 and the latest interim period presented;

	• The triggers or factors you review to identify these loans for modification;

	• The key features of the modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;

- Impact of modifications on past due statistics;

- To the extent the modification is a "short-term" modification, discuss the success rates of these types of modification and whether these modifications often result in more permanent or longer-term modifications being made in the future; and

- Discuss whether these loans are included in your ASC 450-20 or ASC 310-10-35 allowance determination.

3.   We note your response to comment three of our letter dated April 27, 2010 includes your consideration of guarantors in determining the TDR designation for CRE loans. Please tell us and revise your future filings to disclose the following:

- Whether you have any CRE, commercial, or construction loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend the loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

- Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

- Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;

- Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

- Quantify the dollar amount of loans, by type, in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments, page 73

4.   We note your response to comment one of our letter dated April 27, 2011. In addition, we note your risk rating descriptions on beginning of page 131 and that loans risk rated eight are considered substandard assets. Please address the following:

- Describe the correlation between your internal risk ratings and when a loan is assessed for impairment. If there are overlaps between an impaired loan and one of your internal risk ratings, tell us the percentage of impaired loans that are rated as special mention, substandard, doubtful, and loss.

- Tell us and revise to disclose the factors you consider in your determination that the sole remaining source of repayment for a loan is liquidation of the collateral. Specifically describe to us how you determine when to use the present value of expected future cash flows discounted at the loan's effective interest rate or obtain a current external appraisal of the underlying collateral for your commercial lines of credit.

- Tell us how frequently you update the borrowers' financial information including the amount of outstanding debt and your position over other creditors.   In addition, tell us how you consider this information in your review of the loan and your allowance for loan loss processes.

5.   We note your response to comment one of our letter dated April 27, 2011 regarding how and when cut-off procedures are performed for impairment determination. Please provide us with a detailed discussion of the procedures you perform to ensure that appraisals received prior to filing of your periodic reports are considered under ASC 855 in your impairment analysis.

6.   Please tell us the amount of loan participation interest(s) you held at December 31, 2010 and the latest interim period presented, where you were not the lead bank, and if significant, revise to disclose the following related to these loans:

- Describe the relationship you have with the lead bank and the timeliness of communication from them regarding updated loan risk ratings, valuation of the supporting collateral, etc.; and

- The amount of loan participation interest(s) you sold in 2010 and the first quarter of 2011 where you are the primary bank. Also, tell us the amount of loan participation interests you had to repurchase in 2010 and the first quarter of 2011.

Note 6. Allowance for Non-Covered Loan Loss and Credit Quality, page 122

Non-covered Credit Quality Indicators, page 131

7.	We note from your response to comment 10 of our letter dated April 27, 2011 that you have different policies in place regarding reviews of your risk ratings for your loan portfolio. In an effort to provide transparent disclosures and to fully comply with ASC 310-10-50-29(c), please revise future filings to disclose your review policies for all categories of your loan portfolio. We note, for instance, that your proposed disclosures included in your response appear to address the reviews and risk updates only for your consumer and residential loan portfolios.

Note 24. Fair Values, page 159

8.	We note from your response to comment 18 of our letter dated April 27, 2011 that the only change in your valuation method was the use of a discount for the embedded probable losses instead of a liquidity adjustment. Please tell us the impact this change had on the December 31, 2010 loans fair value. In addition, explain to us how you determined that the discount adjustment was more representative of the fair value of the loans than the prior liquidity adjustment. Also, specifically discuss if you considered the need to apply both a liquidity adjustment and a discount for embedded probable losses to determine the fair value of loans.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Note 5 – Allowance for Non-Covered Loan Loss and Credit Quality, page 17

Non-covered Credit Quality Indicators, page 25

9.	We note your disclosure on page 25 that the 10 risk rating categories described were groupings for the non-homogeneous loans or all non-consumer loans. Please tell us and revise future filings to disclose the risk rating categories for your homogeneous or consumer loans. If your credit quality indicators for homogeneous loans are not the 10 risk rating categories then tell us and disclose what the credit quality indicators are for that portfolio.

10.	We note from your credit quality indicator disclosures beginning on page 25 that your risk ratings range from one to 10. In addition, we note that these 10 risk rating categories can generally be described by four rate groupings, Pass/Watch, Special Mention, Substandard, and Doubtful/ Loss. Please address the following:

- In future filings separate the "Doubtful/Loss" grouping into two indicators, "Doubtful" and "Loss", and state the specific risk rating, nine or 10, that coincides with each indicator. In addition, disaggregate the column "Doubtful/Loss" on page 27 in future filings;

- Tell us how the classification "impaired" correlates with the disclosed risk rating groupings and your 1 to ten internal risk ratings since you present impaired loans as a separate risk rating in your credit quality indicator table on page 27 even though it is not included as one of the risk rating groupings; and

- If there is an overlap between the "impaired" risk rating and another risk rating group (e.g. substandard), tell us and revise future filings to disclose that amount of loans that overlap more than one of the credit quality indicators disclosed. For example, disclose the amount of loans in the "impaired" column that are also rated "substandard" in a footnote to the table or remove the "impaired" column altogether and disclose those loans within their respective rating columns.

Note 6 – Covered Assets and FDIC Indemnification Asset, page 27

11.   We note your disclosure on page 27 that the allowance on covered loans accounted for under ASC 310-30 was $7.4 million and $2.3 million at March 31, 2011 and December 31, 2010, respectively. We further note your disclosure that the allowance on covered loan advances made subsequent to acquisition, which is not accounted for under ASC 310-30, was $770,000 and $375,000 at March 31, 2011 and December 31, 2010, respectively. These disclosed amounts differ from those included in your proposed disclosures in response to comment six of our letter dated April 27, 2011 which shows that the total allowance for loan losses on covered loans was $375,000 at December 31, 2010. Please clarify for us the reasons for this difference and confirm that in future filings the total allowance for loan losses related to the covered loans will be presented on the face of the balance sheet

Note 9 – Junior Subordinated Debentures, page 31

12.   We note your response to comment 15 of our letter dated April 27, 2011 that you will continue to utilize your discounted cash flow model in 2011 to value the junior subordinated debentures and you will consider at year-end whether you will obtain another independent third party valuation of these liabilities. However, we note on page six of your Form 8-K filed on July 21, 2011 that you utilized an external firm to determine the value of your junior subordinated debentures. Please clarify for us the methodology you used to value these liabilities at March 31, 2011 and June 30, 2011. In addition, present consistent valuation methodology disclosure in all future filings, when applicable.

13.   We note your response to comment 15 of our letter dated April 27, 2011. In addition, we note your disclosures beginning on page 33 that the carrying value of your junior subordinated debentures under the fair value option will ultimately return to their notional values even though these debentures are still significantly below the issued amounts. In an effort to provide enhanced disclosures on the valuation of these debentures, please revise future filings to include the following:

- Include a discussion similar to that provided in your response on how you evaluate current subordinate debt market conditions to determine that the effective yield utilized in your valuation model has not changed since March 31, 2010; and

- Given your assessment that, in the absence of the company not being specifically rated by any credit agency, it is difficult to specifically attribute changes in your estimate of the applicable credit risk adjusted spread to specific changes in your own creditworthiness, please consider providing an enhanced discussion, similar to the one in your response, of the qualitative considerations you look to in your evaluation of your credit risk adjusted spread. For instance, discuss the events, circumstances and transactions impacting your industry and your company that in particular arc considered in your evaluation of the creditworthiness of, and the credit risk adjusted spread you estimate would be required from, your Company.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

14.   We note your disclosure on page 47 that the Dodd-Frank Act will impact your interchange fee revenue. In addition, we note from your earnings call on July 21, 2011 that you expect the Durbin Amendment to have a 50% impact on your interchange fee revenue and that the revenue will be replaced with two fee-based businesses, Capital Markets Group and Wealth Management Division. Please revise your disclosure in future filings to discuss the impact the Durbin Amendment will have on your interchange fee revenue. In addition, describe the fee-based businesses in greater detail and whether the Capital Markets Group had an impact on your reportable segments.

Valuation of Goodwill and Intangible Assets, page 50

15.   We note from your response to comment 14 of our letter dated April 27, 2011 that you performed an interim goodwill impairment test on March 31, 2011. We did not note similar disclosure in the Form 10-Q for the quarter ended March 31, 2011. Please revise to disclose in future filings when an interim impairment test is performed under ASC 350-20-35-30. In addition, disclose the events and circumstances that lead to the interim test and results of the test by reporting unit.

        You may contact Lindsay McCord at 202-551-3417 or me at 202-551-3423 if you have any questions.

                                                        Sincerely,

                                                        /s/ Amit Pande

                                                        Amit Pande
                                                        Accounting Branch Chief